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15047498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wake USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York (City) NY (State) 10010-3629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. O'Keefe (212) 538-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
02 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, Paul J. O'Keefe, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Credit Suisse Capital LLC, as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul J. O'Keefe
Managing Director

Subscribed and sworn to before me
This 27th day of February, 2015.

Joan A. Albert
Notary Public

JOAN A. ALBERT
Notary Public, State of New York
Reg. No. 01AL6222641
Certificate Filed in New York County
Commission Expires May 24, 20 18

Wake USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)

Statement of Financial Condition
As of December 31, 2014
And Report of Independent Registered Accounting Firm

<u>PUBLIC DOCUMENT</u>
Accordance with Rule 17a-5 (e)(3)
Under the Securities Exchange Act of 1934

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Wake USA LLC:

We have audited the accompanying statement of financial condition of Wake USA LLC (the "Company") as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position Wake USA LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2015

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Statement of Financial Condition
December 31, 2014
(In thousands)

ASSETS

Cash	$	5,943
Intangible asset		1,924
Other assets		67
Total assets		7,934

LIABILITIES AND MEMBER'S EQUITY

Payable to affiliates		76
Other liabilities, of which $23 is reported at fair value		99
Total liabilities		175
Member's equity:		
Member's contributions		8,728
Accumulated loss		(969)
Total member's equity		7,759
Total liabilities and member's equity	$	7,934

See accompanying notes to the statement of financial condition.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition
December 31, 2014

1. Organization and Summary of Significant Accounting Policies

The Company

Wake USA LLC (the "Company") is a wholly owned subsidiary of Wake Holdings LLC ("Wake Holdings"), which is co-owned by Credit Suisse (USA) Inc. ("CS USA") and Tower Research Capital LLC ("Tower"). CS USA is a direct subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

On June 4, 2013 the Company was formed and organized under the laws of the State of Delaware. During the year ended December 31, 2014, Wake Holdings contributed $7,425 thousand to the Company, which was composed of $5,501 thousand in cash and $1,924 thousand in the form of an indefinite-lived intangible asset.

In March 2014, the Company commenced operations upon registration with the Securities Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and the State of New York. The Company is a U.S. registered broker-dealer that is engaged in the business of providing pricing recommendations and related risk management recommendations with respect to fixed income products.

The Company is a subsidiary of Wake Holdings, which is treated as a partnership for U.S. federal income tax purposes. Therefore, under U.S. tax regulations, the partnership itself is generally not subject to federal, state or local income tax purposes. Accordingly, federal, state or local income taxes have not been provided for in the accompanying statement of financial condition.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Cash. Cash is a demand deposit held in a bank.

Intangible asset. Intangible asset includes an indefinite-lived intangible asset, which is reviewed annually for impairment. Based on the results of the Company's year-end annual review, it was determined that no impairment charge was required.

Other assets. Other assets include prepaid expenses.

Payable to affiliates. Payable to affiliates primarily includes the accrual for management fees.

Other liabilities. Other liabilities primarily include accounts payable and the accruals for audit and deferred compensation.

2. Fair Value of Financial Instruments

The Company has deferred compensation plans measured at fair value for which no prices are available, and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of liabilities for instruments measured at fair value on a recurring basis:

December 31, 2014	**Level 1**	**Level 2**	**Level 3**	**Total at fair value**
Financial liabilities		**(in thousands)**		
Other liabilities	$ -	$ -	$ 23	$ 23
Total financial liabilities	$ -	$ -	$ 23	$ 23

2. Fair Value of Financial Instruments (Continued)

Qualitative Disclosures of Valuation Techniques

Other liabilities

Included in other liabilities are deferred compensation plans which are measured at fair value. The value of the deferred compensation liabilities are based on the contractual terms. The significant unobservable input is market comparable price.

Leveling of Assets and Liabilities not at Fair Value where a Fair Value is Disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition. The disclosure excludes all non-financial instruments such as intangible assets.

December 31, 2014	Carrying Value	Level 1	Level 2	Level 3	Total at fair value
Financial assets			(In thousands)		
Cash	$ 5,943	$ 5,943	$ -	$ -	$ 5,943
Other assets	67	-	67	-	67
Total financial assets	$ 6,010	$ 5,943	$ 67	$ -	$ 6,010
Financial liabilities					
Payable to affilates	$ 76	$ -	$ 76	$ -	$ 76
Other liabilities	76	-	76	-	76
Total financial liabilities	$ 152	$ -	$ 152	$ -	$ 152

For these financial instruments not recorded at fair value, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

3. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant operating transactions with affiliated companies.

The following table sets forth the Company's related party liabilities as of December 31, 2014:

LIABILITIES

	(In thousands)
Payable to affiliates	$ 76
Total liabilities	$ 76

4. Identifiable Intangible Assets

As of December 31, 2014, the Company had identifiable indefinite-lived intangible assets of $1,924 thousand, which represents the intellectual property for the Company's trading/pricing algorithms.

5. Concentrations of Credit Risk

As a U.S. registered broker-dealer, the Company operates an electronic pricing information business that provides pricing recommendations and related risk management recommendations with respect to US Treasuries, futures and other fixed income products to CS Securities. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. As of December 31, 2014, the Company did not have any significant concentrations of credit risk.

6. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2014, the Company's net capital of $5.8 million was in excess of the SEC's minimum requirement by $5.5 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2014, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

7. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as a U.S. registered broker-dealer that would result in a material adverse effect on the Company's financial position.

8. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2014 through the date of issuance of the statement of financial condition on February 27, 2015.